Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
PERCEPTION CAPITAL CORP. III
(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	amending Article 163(a) by deleting the following introduction of such sub-section:

“In the event that either the Company does not consummate a Business Combination by thirty-six months after the closing of the IPO or such earlier date as is determined by our Board to be in the best interests of the Company” and replacing it with the following:

“In the event that either the Company does not consummate a Business Combination by forty-five months after the closing of the IPO or such earlier date as is determined by our Board to be in the best interests of the Company”; and

(b)	amending article 163(b) by deleting the following introduction of such subsection:

“If any amendment is made to Article 163(a) that would modify the substance or timing of the Company’s obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial Business Combination or to redeem 100% of our Public Shares if the Company does not complete its initial Business Combination within 36 months from the closing of the IPO or” and replacing it with the following:

“If any amendment is made to Article 163(a) that would modify the substance or timing of the Company’s obligation to provide holders of our Class A Shares the right to have their shares redeemed in connection with our initial Business Combination or to redeem 100% of our Public Shares if the Company does not complete its initial Business Combination within 45 months from the closing of the IPO or”.